Paramount Energy Trust

Consolidated Balance Sheets

As at	September 30, 2007	December 31, 2006
($ thousands, unaudited)

Assets
Current assets
Accounts receivable	$ 51,490	$ 43,446
Marketable securities (note 3)	1,210	-
Asset held for sale (note 4)	13,001	-
Financial instruments (notes 2 and 12)	29,509	21,355
	95,210	64,801

Property, plant and equipment (notes 4 and 5)	1,134,093	699,853
Goodwill	29,129	29,129
Other assets (note 3)	-	8,419
Financial instruments (notes 2 and 12)	7,948	3,562
	$ 1,266,380	$ 805,764

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 58,968	$ 43,236
Distributions payable	10,847	17,037
Mortgage on asset held for sale (notes 4 and 7)	5,456	5,734
Bank debt (note 7)	-	222,923
	75,271	288,930

Long term bank debt (note 7)	372,808	-
Gas over bitumen royalty adjustments (note 15)	56,408	45,354
Asset retirement obligations (note 11)	172,156	109,437
Convertible debentures (note 8)	223,306	157,391
Non-controlling interest (note 6)	2,172	1,939

Unitholders’ equity
Unitholders’ capital (note 9)	1,077,034	812,174
Equity component of convertible debentures (note 8)	7,338	4,527
Contributed surplus (note 10)	10,260	5,760
Deficit	(730,373)	(619,748)
	364,259	202,713
	$ 1,266,380	$ 805,764
See accompanying notes Basis of presentation: note 1 Commitments and contingency: notes 12, 13, 14 and 15 Subsequent events: notes 4 and 16

Paramount Energy Trust

Interim Consolidated Statements of Earnings (Loss) and Deficit

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2007	2006	2007	2006
($ thousands except per unit amounts, unaudited)
Revenue
Natural gas	$ 98,508	$ 96,576	$ 302,652	$ 307,071
Royalties	(16,525)	(14,781)	(49,652)	(52,812)
Realized gain on financial instruments (notes 2 and 12)	2,109	8,149	36,010	9,609
Unrealized gain (loss) on financial instruments (notes 2 and 12)	33,573	13,970	(17,991)	29,909
Gas over bitumen revenue (note 15)	641	431	2,431	14,108
	118,306	104,345	273,450	307,885

Expenses
Operating	26,312	19,860	73,418	62,031
Transportation costs	3,546	3,026	9,262	9,428
Exploration expenses	3,795	2,806	11,680	13,048
General and administrative (note 10)	6,357	3,890	21,224	13,203
Interest and other	6,544	3,189	15,271	8,700
Interest on convertible debentures	4,621	3,129	11,000	7,330
Depletion, depreciation and accretion	61,925	48,828	159,521	144,743
	113,100	84,728	301,376	258,483
Earnings (loss) before income taxes	5,206	19,617	(27,926)	49,402
Future income tax (note 14)	-	-	-	-
Current taxes	-	-	-	-
	-	-	-	-
Net earnings (loss) before non-controlling interest	5,206	19,617	(27,926)	49,402
Non-controlling interest (note 6)	40	2	37	2
Net earnings (loss)	5,246	19,619	(27,889)	49,404

Deficit, beginning of period	(703,171)	(469,562)	(619,748)	(379,109)
Change in accounting policy (note 2)	-	-	30,337	-
Distributions declared	(32,448)	(50,583)	(113,073)	(170,821)
Deficit, end of period	(730,373)	(500,526)	(730,373)	(500,526)
Accumulated other comprehensive income	-	-	-	-
Deficit and accumulated other comprehensive income, end of period	$ (730,373)	$ (500,526)	$ (730,373)	$ (500,526)

Earnings per Trust Unit (note 9(c))
Basic	$0.05	$0.23	$(0.30)	$0.59
Diluted	$0.05	$0.23	$(0.30)	$0.59

Distributions per Trust Unit	$0.30	$0.60	$1.20	$2.04

See accompanying notes

Paramount Energy Trust

Interim Consolidated Statements of Cash Flows

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2007	2006	2007	2006
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings (loss)	$ 5,246	$ 19,619	$ (27,889)	$ 49,404
Items not involving cash
Depletion, depreciation and accretion	61,925	48,828	159,521	144,743
Trust Unit-based compensation	602	533	6,101	1,585
Unrealized loss (gain) on financial instruments	(33,573)	(13,970)	17,991	(29,909)
Non-cash interest expense on convertible debentures	828	558	1,975	1,267
Loss on investment (note 3)	613	-	1,790	-
Non-controlling interest	(40)	(2)	(37)	(2)
Gas over bitumen royalty adjustments	3,051	3,330	11,054	14,276
Gas over bitumen revenue	-	-	-	(13,677)
Expenditures on asset retirement obligations	(618)	(170)	(2,283)	(2,623)
Change in non-cash working capital	13,673	(3,532)	16,432	6,824
Cash flow provided by operating activities	51,707	55,194	184,655	171,888

Financing activities
Issue of Trust Units	2,529	2,340	247,394	11,200
Distributions to Unitholders	(27,717)	(42,390)	(97,233)	(154,174)
Issue of convertible debentures	-	-	72,000	95,631
Change in bank debt	(10,665)	966	149,885	54,399
Change in mortgage	(95)	(89)	(279)	(262)
Change in non-cash working capital	(1,146)	(1,253)	(3,660)	63
	(37,094)	(40,426)	368,107	6,857

	$ 14,613	$ 14,768	$ 552,762	$ 178,745

Investing activities
Acquisition of properties and corporate assets	243	(1,954)	(456,134)	(94,229)
Exploration and development expenditures	(9,541)	(21,514)	(88,716)	(103,355)
Proceeds on sale of property and equipment	271	1,987	3,361	16,194
Change in non-cash working capital	(5,586)	6,713	(11,273)	2,645
	$ (14,613)	$(14,768)	$ (552,762)	$(178,745)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -

Interest paid	$ 6,513	$ 3,414	$ 19,258	$ 11,299
Taxes paid	-	-	-	$ 125

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Interim Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of Paramount Energy Trust (“PET” or “the Trust”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2006 except as described in notes 1 a) and 2 below.  Certain of the disclosures provided below are incremental to those included with the annual consolidated financial statements.  The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 31 through 32 of the Trust’s 2006 annual report and should be read in conjunction with these interim financial statements.

a)      Marketable securities

Marketable securities consist of PET’s investment in Cordero Energy Inc. (see note 3). The Trust accounts for its marketable securities as financial assets held for trading. As such, the securities are marked to fair value at each balance sheet date using quoted market prices. Changes in the fair value of securities are charged to earnings in the period in which the change occurs.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Trust's financial statements commencing January 1, 2008 about the Trust's financial instruments as well as its capital and how it is managed.

2.

CHANGE IN ACCOUNTING POLICY

On January 1, 2007, the PET adopted the new Canadian accounting standards for financial instruments.  Prior periods have not been restated.

At January 1, 2007, the following adjustments were made to the balance sheet to adopt the new standards:

Changes to balance sheet accounts	At January 1, 2007
Financial instrument asset – current	$ 25,768
Financial instrument asset – long term	4,764
Other assets	(5,419)
Increase in assets	$ 25,113

Convertible debentures	$ 5,224
Deficit	(30,337)
Accumulated other comprehensive income	-
Increase in liabilities	$ (25,113)

a)

Financial instruments

The Trust continues to utilize financial instruments and non-financial derivatives, such as fixed-price commodity sales contracts requiring physical delivery of the underlying commodity, to manage the price risk attributable to anticipated sale of petroleum and natural gas production.

The Trust accounts for its commodity sales contracts requiring physical delivery of the commodity as non-financial derivatives.  Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument. Accordingly, the fair values of these financial instruments as at January 1, 2007 were recorded as an asset on the Trust’s balance sheet with an offsetting credit to deficit.  Changes in fair value of these financial instruments from January 1, 2007 to September 30, 2007 as well as changes in fair values of financial forward natural gas and foreign exchange contracts between January 1, 2007 and September 30, 2007 are recorded in earnings.  Financial forward natural gas and foreign exchange contracts have been accounted for as non-financial derivatives since January 1, 2006 and as such the changes in the fair value of these contracts have been recorded to earnings since that time.

b)

Convertible debenture issue costs

Costs related to the issuance of the Trust’s convertible debentures (see note 8) are netted against the carrying value of the convertible debentures and amortized into earnings over the life of the convertible debentures using the effective interest rate method. Prior to January 1, 2007, transaction costs were recorded as deferred charges in other assets and recognized in net earnings on a straight-line basis over the life of the convertible debentures. On adoption, issue costs are adjusted to reflect the application of the effective interest rate method since the date of issue of the related convertible debentures.

3.

MARKETABLE SECURITIES AND OTHER ASSETS

At December 31, 2006 other assets were comprised of $5.4 million in convertible debenture issue fees and an 11% interest in Sebring Energy Inc. (“Sebring”), a privately held oil and gas company.  In 2007 the convertible debentures were netted against convertible debentures on the Trust’s balance sheet in accordance with the change in accounting policy described in Note 2. PET acquired the interest in Sebring in January 2005 through the receipt of 4 million Sebring shares in exchange for certain oil and gas assets.  On July 20, 2007 Sebring was acquired by Cordero Energy Inc. (“Cordero”) a publicly traded oil and gas company on the basis of 1 share of Cordero for every 12.2 shares of Sebring held.  PET has classified the resulting investment in Cordero as a short term marketable security and as such has marked-to-market the investment to a value of $1.2 million at September 30, 2007. The decreases in market value of the investment of $0.6 million and $1.8 million for the three and nine months ended September 30, 2007 respectively have been included in interest and other expense on the statement of earnings.

4.

PROPERTY, PLANT AND EQUIPMENT

	September 30, 2007	December 31, 2006
Petroleum and natural gas properties	$ 1,969,738	$ 1,426,035
Asset retirement costs	156,818	99,059
Corporate assets	2,344	17,287
	2,128,900	1,542,381
Accumulated depletion and depreciation	(994,807)	(842,528)
	$ 1,134,093	$ 699,853

Property, plant and equipment costs at September 30, 2007 included $147.3 million (December 31, 2006 - $80.9 million) currently not subject to depletion.

PET has entered into an agreement to sell the office building it occupies in downtown Calgary for gross proceeds of $35.75 million and is expected to close in early December.  As a result, PET has reclassified the carrying cost of the building and associated leasehold improvements of $13.0 million from property, plant and equipment to an asset held for sale.  In addition, the corresponding mortgage of $5.5 million has been reclassified as a mortgage on asset held for sale.  Upon closing of the sale in December PET will record a gain of approximately $23 million amounting to the difference between the carrying value and the purchase price of the asset held for sale.

5.

ACQUISITIONS

On June 26, 2007 PET closed the purchase of properties in east central Alberta via the acquisition of a private oil and gas company and concurrent sale of certain net assets of the acquiree to a third party (the “Birchwavy Acquisition”) for cash consideration of $391.8 million, plus $23.7 million in respect of working capital and acquisition costs of $3.8 million.  The Birchwavy Acquisition was funded through the issuance of $250.5 million in subscription receipts which were converted into Trust Units upon closing of the acquisition (see note 9), $75.0 million in 6.5% convertible debentures (see note 8) and existing credit facilities.  The acquisition was accounted for using the purchase method of accounting. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.  The Trust has not yet completed its final evaluation of the assets acquired and the liabilities assumed, and therefore the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

Property, plant and equipment	$ 441,351
Cash and cash equivalents	23,041
Accounts receivable	26,531
Other assets	1,918
Accounts payable and accrued liabilities	(29,446)
Asset retirement obligation	(44,092)
Cash consideration paid	$ 419,303

On April 30, 2007 the Trust closed the acquisition of producing petroleum and natural gas properties and assets in Northeast Alberta (the “Craigend/Radway/Stry Acquisition”) for an aggregate purchase price of $45.2 million.  The acquisition was financed through existing credit facilities.

On February 16, 2006 PET acquired a private Alberta company for consideration of $91.1 million in cash funded through the Trust’s existing credit facility.  The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Property, plant and equipment	$ 94,004
Land	2,800
Working capital deficiency	(5,014)
Cash	551
Asset retirement obligation	(1,216)
Cash consideration paid	$ 91,125

6.

NON-CONTROLLING INTEREST

In August of 2006 PET completed an internal restructuring whereby certain assets (the “Severo Assets”) were transferred to Severo Energy Corporation (“Severo”), a private company, and a newly formed partnership, the Severo Energy Partnership (“Severo Partnership”).  In addition, PET provided a $10.5 million promissory note to Severo in exchange for additional common shares.

In consideration for the assets and the promissory note PET received 15,000,908 common shares of Severo priced at $2.00 per share and a 1% partnership interest in Severo Partnership which has subsequently been transferred back to Severo.  Concurrent with the transaction Severo completed a private placement at $2.00 per share to employees and consultants for proceeds of $2.0 million representing approximately 6% of the issued common shares of Severo. At the conclusion of the transaction PET owned approximately 94% of Severo.

PET has nominated two representatives of the three person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interest.

7.

BANK AND OTHER DEBT

At September 30, 2007 PET had a revolving credit facility with a syndicate of Canadian Chartered Banks (the “Credit Facility”) with a borrowing base of $420 million consisting of a demand loan of $410 million and a working capital facility of $10 million.  Concurrent with the closing of the Birchwavy Acquisition on June 26, 2007 (see note 5), the borrowing base was increased to $430 million effective June 26, 2007.  The borrowing base was reduced by $10 million on July 1, 2007, and by an additional $20 million on October 1, 2007.  The Trust had requested that the borrowing base be increased to $420 million with a reduction to $400 million on the earlier of December 31, 2007 and the closing of the real estate disposition transaction described in note 4.  The majority of the Trust’s lenders have approved this request and the Trust expects full approval of the request in the near future.  The Trust’s lenders have also completed their semi-annual borrowing base redetermination.  The review of the Trust’s natural gas reserves is expected to result in a reconfirmation of the Trust’s borrowing base at $400 million through May 26, 2008.  Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $3.87 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at September 30, 2007 was 6.09%.

At September 30, 2007 the Trust had an outstanding mortgage of $5.5 million ($5.7 million at December 31, 2006) related to its principal office space.  The mortgage bears interest at 6.15% and matures on January 1, 2008 (see note 4).

8.

CONVERTIBLE DEBENTURES

In accordance with Canadian accounting standards, the Trust’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature.  As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings.  The convertible debentures are carried net of issue costs on the balance sheet.  The issue costs are amortized to earnings using the effective interest rate method.

The Trust’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 6, 2006 (“2006 6.25% Convertible Debentures”) mature on April 30, 2011, bear interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95% of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

At September 30, 2007, the Trust had $5.9 million in 8% Convertible Debentures outstanding with a fair market value of $5.9 million, $55.3 million in 2005 6.25% Convertible Debentures outstanding with a fair market value of $52.5 million, $100.0 million in 2006 6.25% Convertible Debentures outstanding with a fair market value of $95.9 million, and $75 million in 6.5% Convertible Debentures outstanding with a fair market value of $67.5 million.

	8% Series	2005 6.25% Series	2006 6.25% Series	6.5% Series
	Amount	Amount	Amount	Amount	Total Amount
Balance, December 31, 2005	7,354	57,534	-	-	64,888
April 6, 2006 Issuance	-	-	100,000	-	100,000
Portion allocated to equity	-	-	(4,059)	-	(4,059)
Accretion of non-cash interest expense	-	117	549	-	666
Converted into Trust Units	(1,488)	(2,613)	(3)	-	(4,104)
Balance, December 31, 2006	$ 5,866	$ 55,038	$ 96,487	-	$ 157,391
June 20, 2007 Issuance	-	-	-	75,000	75,000
Issue costs associated with issuance	-	-	-	(3,000)	(3,000)
Portion allocated to equity	-	-	-	(2,812)	(2,812)
Change in accounting policy (see note 2)	(112)	(1,436)	(3,676)	-	(5,224)
Accretion of non-cash interest expense	-	87	548	166	801
Amortization of debenture issue fees	35	324	646	169	1,174
Converted into Trust Units	-	-	(24)	-	(24)
Balance, September 30, 2007	$ 5,789	$ 54,013	$ 93,981	$ 69,523	$ 223,306

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2005	$ 490
Conversion of Trust Units	(22)
Equity component of 2006 6.25% Convertible Debentures	4,059
Balance, as at December 31, 2006	$ 4,527
Conversion of Trust Units	(1)
Equity component of 6.5% Convertible Debentures	2,812
Balance, as at September 30, 2007	$ 7,338

9.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.  No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2005	82,481,844	$ 769,210
Units issued pursuant to Unit Incentive Plan	299,875	2,211
Units issued pursuant to Bonus Rights Plan	24,615	488
Units issued pursuant to Distribution Reinvestment Plan	2,138,606	36,273
Units issued pursuant to conversion of debentures	241,071	4,126
Issue costs on convertible debentures converted to Trust Units	-	(134)
Balance, December 31, 2006	85,186,011	812,174
Units issued pursuant to Unit offering	20,450,000	250,513
Units issued pursuant to Unit Incentive Plan	244,500	1,665
Units issued pursuant to Bonus Rights Plan	981	12
Units issued pursuant to Distribution Reinvestment Plan	2,590,743	25,704
Units issued pursuant to conversion of debentures	1,050	25
Issue costs on convertible debentures converted to Trust Units	-	(1)
Trust Unit issue costs	-	(13,058)
Balance, September 30, 2007	108,473,285	$ 1,077,034

c)

Per Unit Information

Basic earnings per Trust Unit are calculated using the weighted average number of Trust Units outstanding during the three and nine months ended September 30, 2007 of 108,007,596 and 94,431,332 (2006 – 84,197,753 and 83,647,938 respectively). PET uses the treasury stock method for incentive and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations.  In computing diluted earnings per Trust Unit for the three and nine months ended September 30, 2007, 222,676 and 318,755 Trust Units respectively were added to the basic weighted average number of Trust Units outstanding (2006 – 573,417 and 626,649 net Trust Units respectively) for the dilutive effect of incentive rights and convertible debentures.  In computing diluted earnings (loss) per Trust Unit for the three and nine month periods ended September 30, 2007, 3,597,000 and 3,407,750 incentive rights, as well as 12,751,675 and 12,751,675 respectively, potentially issuable Trust Units  through the Convertible Debentures (see note 8) were excluded as the exercise and conversion prices were out of the money at September 30, 2007 (three and nine months ended September 30, 2006 – 347,500 and 215,000 incentive rights, 7,058,063 and 4,201,681 potentially issuable Trust Units through the Convertible Debentures).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET ("Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly. The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable five years after issuance.

10.

INCENTIVE PLANS

a)

Unit Incentive Plan

PET has adopted a Unit Incentive Plan (“Unit Incentive Plan”) which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (“Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted.

Prior to June 30, 2007, the exercise price of the Incentive Rights (“Exercise Price”) was, subject to certain limitations, reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represented a return of more than 2.5 percent per quarter on PET’s consolidated net property, plant and equipment on its balance sheet at each calendar quarter end (“Base Return”). The Exercise Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.    Effective June 30, 2007, the Base Return was reduced to nil in the formula for calculating Exercise Price reductions. As a result of the change the Trust recorded Trust Unit incentive expense of $3.6 million related to the increase in the amount of the quarterly reduction to the exercise prices at June 30, 2007.  The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the market price of the Trust Units.  During the three and nine month periods ended September 30, 2007 the Trust recorded $0.6 million and $6.1 million respectively in Trust Unit compensation ($0.5 million and $1.6 million for the three and nine month periods ended September 30, 2006).

At September 30, 2007 PET had 4.3 million Unit Incentive and Bonus Rights issued and outstanding relative to the 10.8 million (10 percent) of total Trust Units outstanding reserved under the Unit Incentive and the Bonus Rights Plans (see note 10 (b)).  As at September 30, 2007, 285,750 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (153,531 as of September 30, 2006).

PET used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2007	2006
Distribution yield (%)	0.0 – 6.3	3.1 – 5.0
Expected volatility (%)	28.5 – 29.0	21.5 – 24.5
Risk-free interest rate (%)	4.24 – 4.59	3.79 – 4.40
Expected life of Incentive Rights (years)	3.75 – 4.5	3.75 – 4.5
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	$ 2.29	$ 2.43

Incentive Rights	Average exercise price	Incentive Rights
Balance, December 31, 2005	$ 10.79	1,648,125
Granted	18.24	2,493,675
Exercised	1.13	(299,875)
Forfeited	12.79	(197,250)
Balance, December 31, 2006	14.60	3,644,675
Granted	10.21	1,066,875
Exercised	0.31	(244,500)
Forfeited	13.22	(263,675)
Balance, September 30, 2007	$ 14.40	4,203,375

The following summarizes information about Incentive Rights outstanding at September 30, 2007 assuming the reduced exercise price described above:

Range of exercise prices	Number outstanding at September 30, 2007	Weighted average contractual life (years)	Weighted average exercise price/Incentive Right	Number exercisable at September 30, 2007	Weighted average exercise price/Incentive Right
$5.19	50,000	1.1	$ 5.19	37,500	$ 5.19
$5.88 - $11.57	1,330,250	3.4	9.38	51,250	6.90
$11.91 - $15.98	2,064,000	3.0	13.31	85,250	13.54
$16.05 - $20.24	759,125	3.5	17.35	111,750	17.90
Total	4,203,375	3.2	$ 14.40	285,750	$12.96

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2005	4,052
Bonus Rights adjustment	592
Trust Unit-based compensation expense	3,337
Transfer to Unitholders’ capital on exercise of Incentive Rights	(2,221)
Balance, as at December 31, 2006	5,760
Trust Unit-based compensation expense	6,101
Transfer to Unitholders’ capital on exercise of Incentive Rights	(1,590)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(11)
Balance, as at September 30, 2007	$ 10,260

b)

Bonus Rights Plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the three and nine month periods ended September 30, 2007, nil and $0.5 million in compensation expense was recorded in respect of the Bonus Rights granted (three and nine month period ended September 30, 2006 - $0.2 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2005	26,709
Granted	34,647
Exercised	(24,615)
Forfeited	(5,338)
Additional grants for accrued distributions	6,402
Balance, December 31, 2006	37,805
Granted	45,668
Exercised	981
Forfeited	(508)
Additional grants for accrued distributions	5,023
Balance, September 30, 2007	88,969

11.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $172.2 million as at September 30, 2007 based on an undiscounted total future liability of $306.2 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020.  PET used a credit adjusted risk free rate of 7.1% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	September 30, 2007	December 31, 2006
Obligation, beginning of year	$ 109,437	$ 94,276
Obligations incurred	4,102	9,856
Obligations acquired	53,658	1,213
Expenditures for obligations during the period	(2,283)	(3,095)
Accretion expense	7,242	7,187
	$ 172,156	$ 109,437

12.

FINANCIAL INSTRUMENTS

As disclosed in note 2, on January 1, 2007 the fair value of all outstanding forward physical natural gas contracts was recorded as an asset on the consolidated balance sheet with a corresponding credit to retained earnings.  Subsequent changes in fair value after January 1, 2007 on these financial instruments as well as all other forward financial natural gas contracts and forward foreign exchange contracts are recorded on the consolidated balance sheet with the associated unrealized gain or loss recognized in net earnings.  The estimated fair value of all financial instruments is based on quoted prices or, in their absence, third party market indications and forecasts.

	September 30, 2007	December 31, 2006
Financial instrument asset – current (1)	$ 29,509	$ 21,355
Financial instrument asset – long term (2)	7,948	3,562
Net financial instrument asset	$ 37,457	$ 24,917

(1) Financial instruments which will settle prior to October 1, 2008.

(2) Financial instruments which will settle after September 30, 2008.

Realized gains on financial instruments, including financial natural gas commodity contracts and foreign exchange price contracts, recognized in net earnings for three month and nine month periods ended September 30, 2007 were $2.1 million and $36.0 million respectively (realized gains of $8.1 million and $9.6 million were recorded for the three and nine month periods ended September 30, 2006).  Gains and losses recorded on forward physical natural gas contracts are not included in realized gains on financial instruments, but instead are included with natural gas revenues.

Natural gas commodity contracts

At September 30, 2007 the Trust had entered into financial and forward physical gas sales arrangements at AECO as follows:

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Financial	sold	107,500	$6.141	October 2007
Financial	bought	(20,000)	$7.376	October 2007
Physical	sold	20,000	$6.718	October 2007
Physical	bought	(7,500)	$7.663	October 2007
Financial	sold	85,000	$7.295	November 2007 – March 2008
Financial	bought	(7,500)	$7.290	November 2007 – March 2008
Physical	sold	15,000	$7.759	November 2007 – March 2008
Physical	bought	(4,500)	$8.137	November 2007 – March 2008
Financial	sold	7,500	$7.460	January 2008 – December 2008
Physical	sold	2,500	$7.450	January 2008 – December 2008
Financial	sold	55,000	$7.396	April 2008 – October 2008
Financial	sold	57,500	$7.956	November 2008 – March 2009
Physical	sold	5,000	$8.355	November 2008 – March 2009

At September 30, 2007 the Trust had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	37,500	$6.097	October 2007
Financial	bought	(37,500)	$5.927	October 2007
Financial	sold	17,500	$7.525	November 2007 – March 2008
Financial	bought	(7,500)	$7.978	November 2007 – March 2008
Financial	sold	10,000	$7.700	April – October 2008
Physical	sold	5,000	$6.683	April – October 2008
Financial	sold	2,500	$9.420	November 2008 – March 2009
Financial	bought	(2,500)	$9.260	November 2008 – March 2009

At September 30, 2007 the Trust had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial – basis	sold	5,000	$(1.243)	October 2007
Physical – basis	sold	34,400	$(1.222)	October 2007
Physical – basis	bought	(20,000)	$(1.331)	October 2007
Physical – basis	sold	2,500	$(1.230)	November 2007 – March 2008
Financial – basis	sold	5,000	$(0.975)	April – October 2008
Physical – basis	sold	37,500	$(0.969)	April – October 2008

At September 30, 2007 an unrealized gain of $33.3 million and an unrealized loss of $18.5 million were recorded in the consolidated statement of earnings related to the change in fair value of financial and physical forward sales contracts from June 30, 2007 to September 30, 2007 and from January 1, 2007 to September 30, 2007, respectively.

Foreign exchange price contracts

PET has entered into financial contracts to sell forward Canadian dollars for US dollars at a fixed exchange rate in order to mitigate the effect of exchange rate fluctuations on the Trust’s realized natural gas price. Foreign exchange contracts outstanding as at September 30, 2007 are as follows:

Type of Contract	PET sold/bought	CDN$ (monthly)	Fixed FX rate (CDN$/US$)	Term
Financial	sold	$ 2,120,600	1.0603	November 2007 – March 2008
Financial	bought	$(2,064,000)	1.0320	November 2007 – March 2008

At September 30, 2007 unrealized gains of $0.3 million and $0.5 million were recorded in the consolidated statement of earnings related to the change in fair value of financial and physical forward sales contracts from June 30, 2007 to September 30, 2007 and from January 1, 2007 to September 30, 2007, respectively.

13.

OPERATING LEASES

As of September 30, 2007, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

	Operating Leases	Sublease Income
2007	$ 690	$ (181)
2008	2,874	(761)
2009	2,912	(773)
2010	2,912	(773)
2011	728	(193)
Total commitment	$10,116	$(2,681)

14.

FUTURE INCOME TAXES

On June 12, 2007, Bill C-52 Budget Implementation Act, 2007 was substantively enacted by the Canadian federal government, which contains legislation to change the tax treatment of publicly traded trusts in Canada. As a result, a new 31.5 per cent tax will be applied to distributions from Canadian public income trusts effective January 1, 2011. PET has not recorded a future income tax liability at September 30, 2007, as temporary differences between book values and tax values of the Trust’s assets are scheduled to reverse prior to the tax being implemented on January 1, 2011.

15.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At September 30, 2007 PET had recorded $73.8 million ($60.3 million at December 31, 2006) for cumulative gas over bitumen royalty adjustments received to that date.  Of this amount, $17.4 million has been recorded as revenue and $56.4 million has been recorded on the Trust’s balance sheet.

In 2006 PET disposed of certain shut-in gas wells in the gas over bitumen area.  As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility.  As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

16.

GOVERNMENT OF ALBERTA ROYALTY ANNOUNCEMENT

On October 25, 2007, the Government of Alberta announced a “New Royalty Framework” for oil and natural gas royalties in the Province of Alberta. If enacted, the changes to the royalty rates would become effective on January 1, 2009. Given the methodology used in the proposed royalty regime, the effects on earnings and cash flow from operating activities will be determined by well depths, commodity prices and productivity of wells. As such, the actual effect of the Alberta royalty rate changes on PET will be determined based on the actual legislation enacted in combination with the Trust’s production rates, commodity prices and product mix after January 1, 2009.